 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: March 31, 2024

LIGHTHOUSE LIFE CAPITAL, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2947076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 E. Hector Street, Suite 415

Conshohocken, PA 19428

(Full mailing address of principal executive offices)

(445) 200-5650

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Lighthouse Life Capital, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated January 9, 2023, filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2023 pursuant to Rule 253(g) (under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1824921/000165495423000241/lls_1apos.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in the offering circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Unless the context otherwise requires or indicates, references in this semi-annual report to “us,” “we,” “our” or “our Company” refer to Lighthouse Life Capital, LLC, a Delaware limited liability company. References to a “Lawful Policyowner” refer to the owner of a life insurance policy obtained in accordance with applicable laws and the terms of the life insurance policy through (a) the initial purchase of the policy by persons with insurable interest in the individual insured under the policy, or (b) the acquisition of a policy through the assignment, bequest, gift, sale or other transfer executed under the terms of the policy, including but not necessarily limited to the contract’s assignment, change of ownership, and/or change of beneficiary clauses. References to a “Lawful Purchaser” refer to purchaser of a life insurance policy from a Lawful Policyowner in accordance with applicable laws and the terms of the policy.

General

Lighthouse Life Capital, LLC (the “Company”) operates through two wholly-owned subsidiaries, Lighthouse Life Solutions, LLC (“Solutions”) and Lighthouse Life Direct, LLC (“Direct”). Solutions was formed and began operations on February 9, 2018 and Direct was formed and began operations on July 2, 2018.  We acquired 100% of Solutions and Direct effective as of the date of our formation, July 8, 2020, from our sole member, LHL Strategies, Inc. (“LHLS”).

We filed an offering statement on Form 1-A, with the United States Securities and Exchange Commission, or the SEC, on December 4, 2020 (the “Initial Offering Statement”), which Initial Offering Statement was qualified by the SEC on December 30, 2020 and subsequently re-qualified following the filing of post-qualification amendments on February 1, 2022 and January 9, 2023. Pursuant to the Initial Offering Statement, we offered a maximum of $50.0 million in the aggregate of 8.5% senior beacon bonds (the “Class A Bonds”) and 6.5% senior beacon bonds (the “Class B Bonds”), (collectively, the “Initial Bonds”).  We commenced sales of the Initial Bonds in February 2021 and offered the Initial Bonds through December 30, 2023. As of the termination of the offering of the Initial Bonds we had sold 16,842 Class A Bonds and 8,199 Class B Bonds for an aggregate of approximately $25.0 million in gross proceeds.  Proceeds from the offering were applied to general corporate purposes, including expenses related to originating and acquiring life insurance policies, including advertising and marketing, the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout this semiannual report.

The Company, including Solutions, Direct, or any subsidiary, has not entered into any arrangements creating a reasonable probability that we will originate or acquire a certain number of life insurance policies.

2

For the six months ended March 31, 2024 and March 31, 2023, we had sold $8.2 million and $700,000 of net death benefit, respectively, in initial threshold purchase prices of policies to Merlion Trust.

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors and (ii) meet the necessary covenants of the Initial Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds through additional borrowing or the raising of equity capital. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us.

During both the six months ended March 31, 2024 and 2023, the Company purchased policies, with the intent to resell them in the short-term.  During the six months ended March 31, 2024 and March 31, 2023, the Company purchased $10,041 and $792,177, respectively.  As of March 31, 2024 and March 31, 2023, the Company held $38,959 and $512,944, respectively.

Operating Results

We operate on a fiscal year ending on September 30. Set forth below is a discussion of our operating results for the six months ended March 31, 2024 and for the six months ended March 31, 2023.

For the six months ended March 31, 2024 and March 31, 2023, our total revenues from operations amounted to $503,041 and $249,167, respectively. The increase in revenue is attributed to changes to the evaluation of opportunities through an improved health questionnaire, and increased efficiencies to identify quality leads.

3

Total expenses for the six months ended March 31, 2024 were $2.7 million compared to the six months ended March 31, 2023 of $3.0 million. The decrease was primarily related to overall management focus on more efficient spending, specifically:

•	Lower payroll related costs (decrease of $437,639) compared to the six months ended March 31, 2023, as a result of a decrease in headcount and realignment of roles and responsibilities; and

•	Lower occupancy cost (decrease of $28,575) as compared to the six months ended March 31, 2023 as we moved into a smaller office location.

•	Lower professional fees (decrease of $65,015 as compared to the six months ended March 31, 2023) as a result of reduced legal fees.

•	Higher customer acquisition costs offset decreases (increase of $70,410) as compared to the six months ended March 31, 2023 as we increased targeted marketing to increase the number of quality leads.

•

Syndication costs also offset decreases (increase of $78,788) as compared to the six months ended March 31, 2023 as the Initial Offering closed in December 2023, and costs are no longer being capitalized.

Net loss for the six months ended March 31, 2024 was $3.6 million compared to the six months ended March 31, 2023 of $4.1 million.

While we continue to monitor all aspects of our business, we pay special attention to the origination pipeline which represents life insurance policies in some stage of evaluation for acquisition. Just because a policy is in the pipeline does not mean that it will be acquired and generate revenue for us. In fact, at this relatively early stage of our business the origination pipeline is volatile and thus it is currently difficult to arrive at accurate estimates of future originations and related revenue. However, as we continue to grow, we expect that this volatility will decline, and the predictability will increase.

Liquidity and Capital Resources

Short-Term Liquidity

We had a net loss of $3.6 million and had negative cash flows from operations of $2.8 million for the six months ended March 31, 2024. We had a net loss of $4.1 million and had negative cash flows from operations of $4.2 million for the six months ended March 31, 2023. As a result, we have funded our operations from debt and contributions from our sole member. Our sole member has previously funded the Company’s operations using funds from financings and allocates operational expenses to the Company. We anticipate funding our future operations using the proceeds of a potential follow-on offering of our indebtedness (a “Follow-On Offering”), or contributions of capital from the sole parent resulting from equity or other investments in the sole parent.

Our short- and long- term liquidity requirements primarily consist of operating expenses and repayment of indebtedness, comprised primarily of our Initial Bonds.  We expect to meet our liquidity requirements through a combination of net cash provided by operations, remaining proceeds from the offering of the Initial Bonds, net proceeds (if any) from a Follow-On Offering, and contributions from LHLS which we expect will be made from capital activity at LHLS. The Company has available financing support to the extent necessary to meet its obligations from the Merlion Park Trust for at least one year from the issuance date of the financial statements.

4

As of March 31, 2024, the Company has raised $25.0 million in gross proceeds from the sale of the Initial Bonds. Management has determined that the Company’s availability under its existing financing sources is expected to be adequate to meet its cash obligations for at least one year from the issuance date of these financial statements. During the six months ended March 31, 2024, the Company has net contributions of $3.8 million from our sole member, LHLS. As of March 31, 2024, the Company has capitalized $4.1 million of costs related to the Initial Bond offering. These costs are amortized over the life of the Initial Bonds.

During the six months ended March 31, 2024, our sole member, LHLS, provided contributions from the sale of Series A Preferred Stock (the “Series A Preferred”) and notes payable.  During the six months ended March 31, 2024, LHLS raised $1.5 million in sales of Series A Preferred.

As of March 31, 2024 and September 30, 2023, our sole member, LHLS had $17.2 million and $13.4 million, respectively, of outstanding debt, which matures between 2024 and 2026. The Company is not an obligor on or guarantor of LHLS’ debt. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

As a result of the initial $3.0 million raised in the Initial Offering, LHLS repaid $1.0 million, plus interest during the six months ended March 31, 2021. Once $10.0 million in Initial Bonds was raised, LHLS was required to make prepayments on its debt equal to one-third of the aggregate principal amount of Initial Bonds, in excess of $10.0 million. However, LHLS’ senior lender deferred LHLS’ repayment of such amount. During both the six months ended March 31, 2024 and 2023, LHLS repaid $0 as a result of the $25.0 million raised in the Initial Offering.

On August 22, 2022, LHLS’ senior lender executed a subscription agreement to invest up to $6.0 million to purchase up to 600 shares ($10,000 per share) of LHLS’ Series A Preferred over the course of six equal closings. The initial purchase of 100 shares of Series A Preferred for $1.0 million occurred on August 22, 2022. Subsequent closing occurred on September 23, 2022, October 21, 2022, July 31, 2022 and October 27, 2023.  The Series A Preferred holder has an optional redemption at a multiple of the original issue price per share, plus all declared but unpaid dividends, in three annual installments beginning August 22, 2026 (the “Series A Trigger Date”). Prior to the Series A Trigger Date, the Series A Preferred holder has an optional redemption at a percentage of the original issue price per share.  Redemptions prior to the four (4) year anniversary of the closing date are subject to a penalty. Prior to the 1st anniversary of the applicable Closing Date, 89% of the Series A Preferred original issue price of each share may be redeemed. Prior to the 2nd anniversary of the applicable Closing Date, 91% of the Series A Preferred original issue price of each share may be redeemed. Prior to the 3rd anniversary of the applicable Closing Date, 94% of the Series A Preferred original issue price of each share may be redeemed. Prior to the 4th anniversary of the applicable Closing Date, 99% of the Series A Preferred original issue price of each share may be redeemed. The Series A Preferred carries preferential dividend and liquidation rights in favor of LHLS’ senior lender, as well as conversion rights and obligations.

See: https://www.sec.gov/Archives/edgar/data/1824921/000165495422012208/llc_253.htm for additional detail regarding LHLS’ Series A Preferred.

On March 6, 2023, LHLS offered up to 50,000 shares of Series B Redeemable Preferred Stock (the “Series B Preferred”)  in a Confidential Private Placement Memorandum (the “Series B Offering”) for a maximum aggregate offering price of $50.0 million. LHLS may also issue up to 10,000 additional Series B Preferred under the dividend reinvestment plan (“Series B DRIP”). The purchase price and initial stated value is $1,000 per share.  The Series B Preferred holder has an optional redemption at a percentage of the stated value.  Redemptions prior to the five (5) year anniversary of the closing date are subject to a redemption fee. Prior to the 1st anniversary of the applicable Closing Date the fee is equal to 11% of the Stated Value. Prior to the 2nd anniversary of the applicable Closing Date the fee is equal to 9% of the Stated Value. Prior to the 3rd anniversary of the applicable Closing Date the fee is equal to 6% of the Stated Value. Prior to the 4th anniversary of the applicable Closing Date the fee is equal to 3% of the Stated Value. Prior to the 5th anniversary of the applicable Closing Date the fee is equal to 1% of the Stated Value. We anticipate LHLS will utilize the proceeds to, in part, fund our operations. The Series B Preferred holder shall receive a dividend at the annual rate of 7% of the Stated Value of each share, to be paid quarterly. The Series B Preferred stock carries dividend and liquidation rights junior to holders of Series A Preferred, as well as conversion rights and obligations. As of March 31, 2024, LHLS had sold $1.7 million in the Series B Offering.

As of March 31, 2024 and September 30, 2023, we had cash and cash equivalents and restricted cash on hand of $1.2 million and $1.3 million, respectively.

Item 2. Other Information

None.

Item 3. Financial Statements

5

Lighthouse Life Capital, LLC

(a Delaware limited liability company)

Consolidated Financial Statements

(unaudited)

F-1

Lighthouse Life Capital, LLC and subsidiaries
Consolidated Balance Sheets

	March 31, 2024	September 30, 2023
	(unaudited)
ASSETS
CURRENT ASSETS
Cash & Cash Equivalents	$193,891	$338,396
Accounts Receivable	91,629	99,423
Prepaid Expenses	30,508	122,323
Life Insurance Policies, at Investment Method	38,959	79,362
TOTAL CURRENT ASSETS	354,987	639,504

OTHER ASSETS
Collateral Deposit	100,000	100,000
Restricted Cash	1,028,180	998,849
TOTAL OTHER ASSETS	1,128,180	1,098,849

TOTAL ASSETS	$1,483,167	$1,738,353

LIABILITIES

CURRENT LIABILITIES
Accrued Expenses	$70,994	$4,540
Accrued Interest, Beacon Bonds	149,977	160,547
Accounts Payable	210,903	51,305
Due to Related Parties	5,071	-
Current Portion Beacon Bonds, net	4,752,634	3,432,292
TOTAL CURRENT LIABILITIES	5,189,579	3,648,684

LONG-TERM LIABILITIES
Beacon Bonds, net	16,697,234	18,728,616

TOTAL LIABILITIES	$21,886,813	$22,377,300

COMMITMENTS AND CONTINGENCIES (SEE NOTE 4)

MEMBER'S DEFICIT

MEMBER’S DEFICIT	$(20,403,646)	$(20,638,947)
TOTAL MEMBER'S DEFICIT	(20,403,646)	(20,638,947)

TOTAL LIABILITIES AND MEMBER'S DEFICIT	$1,483,167	$1,738,353

See accompanying notes to the consolidated financial statements.

F-2

Lighthouse Life Capital, LLC

Consolidated Statements of Operations

(unaudited)

	For the Six Months Ended March 31, 2024	For the Six Months Ended March 31, 2023
	(unaudited)	(unaudited)

REVENUES
Provider Fees	$318,122	$91,346
Gain on Policy Resale	59,600	157,821
Trading Trust Fees	125,319	-
TOTAL REVENUES	503,041	249,167

OPERATING EXPENSES
Compensation	1,150,588	1,588,227
Advisor Program Referral Fee	44,988	-
Professional Fees	184,995	250,010
Regulatory Expenses	24,073	27,860
Customer Acquisition Costs	834,131	763,721
IT Fees	189,979	192,414
Occupancy	26,846	55,421
Business Insurance	41,502	42,917
Travel & Entertainment	8,746	9,280
Depreciation Expense	34,110	-
General & Administrative	25,092	40,025
Underwriting Expense	63,003	55,689
Syndication Costs	78,788	-

TOTAL OPERATING EXPENSES	2,706,841	3,025,564

LOSS FROM OPERATIONS	(2,203,800)	(2,776,397)

OTHER INCOME (EXPENSE)
Gain on Redemption of Beacon Bonds	26,800	13,940
Interest Income	19,192	9,317
Interest Expense	(1,412,636)	(1,321,281)
TOTAL OTHER EXPENSE	(1,366,644)	(1,298,024)

NET LOSS	$(3,570,444)	$(4,074,421)

See accompanying notes to the consolidated financial statements.

F-3

Lighthouse Life Capital, LLC

Consolidated Statements of Member's Deficit

(unaudited)

	For the Six Months Ended March 31, 2024	For the Six Months Ended March 31, 2023
	(unaudited)	(unaudited)

Beginning balance, Member’s Deficit	$(20,638,947)	$(16,908,091)

Contributions, net	3,805,745	1,045,821

Net loss	(3,570,444)	(4,074,421)

Ending balance, Member’s Deficit	$(20,403,646)	$(19,936,691)

See accompanying notes to the consolidated financial statements.

F-4

Lighthouse Life Capital, LLC

Consolidated Statements of Cash Flows

(unaudited)

	For the Six Months Ended
	March 31, 2024	March 31, 2023
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(3,570,444)	$(4,074,421)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Amortization of bond issuance costs	449,466	402,505
Gain on Redemption of Beacon Bonds	(26,800)	(13,940)
Changes in operating assets and liabilities:
Accounts Receivable	7,794	(19,204)
Expense Reimbursements Receivable	-	5,400
Life Insurance Policies, at Investment Method	40,403	(512,944)
Prepaid Expenses	91,815	13,010
Accrued Expenses	66,454	(28,518)
Accrued Interest	(10,570)	21,504
Accounts Payable	159,598	39,016
Due to Related Party	5,071	-
Net cash used in operating activities	(2,787,213)	(4,167,592)

Cash flows from financing activities:
Net proceeds from sale of Beacon Bonds	165,494	2,861,910
Redemptions of Beacon Bonds	(353,200)	(150,060)
Maturities of Beacon Bonds	(946,000)	-
Capital Contributions, net	3,805,745	1,045,821
Net cash provided by financing activities	2,672,039	3,757,671

Net decrease in cash and cash equivalents and restricted cash	(115,174)	(409,921)
Cash and Cash Equivalents and Restricted Cash at the beginning of period	1,337,245	1,487,025
Cash and Cash Equivalents and Restricted Cash at the end of period	$1,222,071	$1,077,104

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sums to the total of such amounts shown on the consolidated statements of cash flows:

Cash and Cash Equivalents	$193,891	$107,332
Restricted Cash	1,028,180	969,772
Total Cash and Cash Equivalents and Restricted Cash	$1,222,071	$1,077,104
Cash paid during the period for interest	$973,740	$897,272

See accompanying notes to the consolidated financial statements.

F-5

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2024 and 2023

(unaudited)

Note 1. Nature of Operations

Our Company

Lighthouse Life Capital, LLC (“LHL” or the “Company”) was formed in Delaware pursuant to a Certificate of Formation on July 8, 2020 as a Limited Liability Company (“LLC”). Lighthouse Life Solutions, LLC was formed in Delaware pursuant to a Certificate of Formation on February 9, 2018 as an LLC and is a wholly-owned subsidiary of the Company. Lighthouse Life Direct, LLC was formed in Delaware pursuant to a Certificate of Formation on July 2, 2018 as an LLC and is a wholly-owned subsidiary of the Company. As of the date of formation of LHL and in connection with the transfer of ownership, the assets and liabilities of the predecessor were transferred to LHL at their carrying value on July 8, 2020.

LHL, through its subsidiaries and its parent, LHL Strategies, Inc. (“LHLS”), originates and acquires life insurance policies through the highly regulated life settlement market for the benefit of purchasers of those policies. The Company originates potential sellers of policies both from financial professionals, including insurance producers and financial advisors, who refer such potential sellers, and directly advertising to the public.

Liquidity

The Company was formed on July 8, 2020. The Company’s net loss was $3.6 million and $4.1 million for the six months ended March 31, 2024 and March 31, 2023, respectively.

Our short and long term liquidity requirements primarily consist of operating expenses and repayment of indebtedness, comprised primarily of our Initial Bonds. We expect to meet our liquidity requirements through a combination of net cash provided by operations, remaining proceeds from the offering of the Initial Bonds, net proceeds (if any) from a Follow-On Offering, and contributions from LHLS which we expect will be made from capital activity at LHLS. The Company has available financing support to the extent necessary to meet the Company’s obligations from the Merlion Park Trust for at least one year from the issuance date of the financial statements. The Company filed an Offering Statement on Form 1-A with the SEC to offer a maximum of $50.0 million in aggregate, of its Class A Bonds, and its Class B Bonds. As of March 31, 2024, $4.8 million of beacon bonds, net are recorded in short term liabilities.  The total short term beacon bonds are comprised of Class B bonds. On December 30, 2020, the offering was qualified by the SEC and requalified by the SEC on February 1, 2022 and January 9, 2023 and we continued offering the Initial Bonds through December 30, 2023. The Company commenced sales of the Initial Bonds in February 2021. As of March 31, 2024 the Company has raised $25.0 million in gross proceeds from the sale of the Initial Bonds. Management has determined that the Company’s availability under its existing financing sources is expected to be adequate to meet its cash obligations for at least one year from the issuance date of these financial statements. During the six months ended March 31, 2024, the Company has net contributions of $3.8 million from our sole member, LHL Strategies, Inc. During the six months ended March 31, 2023, the Company had net contributions of $1.0 million of proceeds from the sale of the Initial Bonds to our sole member, LHL Strategies, Inc.

During the six months ended March 31, 2024, our sole member, LHLS, provided contributions from the sale of Series A Preferred Stock (the “Series A Preferred”) and notes payable. During the six months ended March 31, 2024, LHLS raised $1.5 million in sales of Series A Preferred.

As of March 31, 2024 and September 30, 2023, our sole member, LHLS had $17.2 million and $13.4 million, respectively, of outstanding debt, which matures between 2024 and 2026. The Company is not an obligor on or guarantor of LHLS’ debt. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

As a result of the initial $3.0 million raised in the Initial Offering, LHLS repaid $1.0 million, plus interest during the six months ended March 31, 2021. Once $10.0 million in Initial Bonds was raised, LHLS was required to make prepayments on its debt equal to one-third of the aggregate principal amount of Initial Bonds, in excess of $10.0 million. However, LHLS’ senior lender deferred LHLS’ repayment of such amount. During both the six months ended March 31, 2024 and March 31, 2023, LHLS repaid $0 as a result of the $25.0 million raised in the Initial Offering.

F-6

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2024 and 2023

(unaudited)

Note 1. Nature of Operations (continued)

On August 22, 2022, LHLS’ senior lender executed a subscription agreement to invest up to $6.0 million to purchase up to 600 shares ($10,000 per share) of LHLS’ Series A Preferred Stock (the “Series A Preferred”) over the course of six equal closings. The initial purchase of 100 shares of Series A Preferred for $1.0 million occurred on August 22, 2022. Subsequent closings occurred on September 23, 2022, October 21, 2022, July 31, 2023 and October 27, 2023. The Series A Preferred holder has an optional redemption at a multiple of the original issue price per share, plus all declared but unpaid dividends, in three annual installments beginning August 22, 2026 (the “Series A Trigger Date”). Prior to the Series A Trigger Date, the Series A Preferred holder has an optional redemption at a percentage of the original issue price per share. Redemptions prior to the four (4) year anniversary of the closing date are subject to a penalty. Prior to the 1st anniversary of the applicable Closing Date, 89% of the Series A Preferred original issue price of each share may be redeemed. Prior to the 2nd anniversary of the applicable Closing Date, 91% of the Series A Preferred original issue price of each share may be redeemed. Prior to the 3rd anniversary of the applicable Closing Date, 94% of the Series A Preferred original issue price of each share may be redeemed. Prior to the 4th anniversary of the applicable Closing Date, 99% of the Series A original issue price of each share may be redeemed. The Series A Preferred stock carries preferential dividend and liquidation rights in favor of LHLS’ senior lender, as well as conversion rights and obligations. See:  https://www.sec.gov/Archives/edgar/data/1824921/000165495422012208/llc_253.htm for full disclosure.

On March 6, 2023, LHLS offered up to 50,000 shares of Series B Redeemable Preferred Stock (the “Series B Preferred”) in a Confidential Private Placement Memorandum (the “Series B Offering”) for a maximum aggregate offering price of $50.0 million. LHLS may also issue up to 10,000 additional Series B Preferred under the dividend reinvestment plan (“Series B DRIP”). The purchase price and initial stated value is $1,000 per share. The Series B Preferred holder has an optional redemption at a percentage of the stated value.  Redemptions prior to the five (5) year anniversary of the closing date are subject to a redemption fee. Prior to the 1st anniversary of the applicable Closing Date the fee is equal to 11% of the Stated Value. Prior to the 2nd anniversary of the applicable Closing Date the fee is equal to 9% of the Stated Value Prior to the 3rd anniversary of the applicable Closing Date the fee is equal to 6% of the Stated Value. Prior to the 4th anniversary of the applicable Closing Date the fee is equal to 3% of the Stated Value. Prior to the 5th anniversary of the applicable Closing Date the fee is equal to 1% of the Stated Value. The Series B Preferred holder shall receive a dividend at the annual rate of 7% of the Stated Value of each share, to be paid quarterly. The Series B Preferred carries dividend and liquidation rights junior to holders of Series A Preferred, as well as conversion rights and obligations. As of March 31, 2024, LHLS had sold $1.7 million in the Series B Offering.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. While management believes that such estimates are reasonable when considered in conjunction with the Company’s financial position, actual results could differ materially from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements includes the accounts of LHL and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company provides distributions to LHLS which are then utilized to fund operational expenses allocated to the Company and its subsidiaries as contributions. As such, the Company discloses contributions and distributions as a net amount.  LHLS financial statements are not included in the consolidated financial statements of LHL. As of March 31, 2024, exclusive of investment in the Initial Bonds, LHLS has total cash of $375,565, total assets of $912,885 and total liabilities of $18.2 million, which excludes their investment in the Company. As of September 30, 2023, LHLS has total cash of $879,241, total assets of $1.4 million and total liabilities of $14.4 million, which excludes their investment in the Company.

F-7

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2024 and 2023

(unaudited)

Note 2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents represents cash deposits and money market accounts held at financial institutions, all of which have maturities of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. The Company has not experienced any losses in such accounts. Included in cash and cash equivalents as of March 31, 2024 and September 30, 2023 is $155,048 and $160,548, respectively, of cash which is restricted for the payment of bond interest expense.

The Company also has restricted cash of $1.0 million and $998,849 as of March 31, 2024 and September 30, 2023, which is restricted for bond service and state licensing requirements.

Reclassifications

Certain prior period amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Revenue Recognition

The Company typically earns revenue primarily through origination fees that are paid to the Company by the purchasers for which they originate life insurance policies. Origination fees from purchasers are due to be paid to the Company upon closing of each individual policy purchase. Revenue from origination fees is recognized when all conditions for the transfer of ownership of a life insurance policy have been met and the funds owed to the current owner (seller) of the life insurance policy have been funded to escrow.

The Company also earns revenue through the sale of policies on the tertiary market.  Revenue from the sale of life insurance policies is recognized as of the risk transfer date, and the life insurance policy has been transferred to the customer.

Trading Trust

The Company has an agreement with Brighton LH Trustees, on behalf of Merlion Park Trust (“Merlion Park Trust”) to identify life insurance policies for potential purchase by a Trading Trust (the “Trading Trust”). The Company earns a fee for each policy purchased by the Trading Trust.  In addition, the Company may earn an additional fee equal to 50% of any excess proceeds resulting from policies which were sold or matured. The excess fee, if any, is calculated as 50% of all proceeds received from a policy sale or maturity, less the purchase amount paid by the Trading Trust and all Trading Trust expenses incurred for the relevant policy. Trading trust expenses could include; ordering and updating medical records, third-party life expectancy reports, costs incurred in executing purchase agreements, policy premiums, as well as a return of 8% annum on policy purchase price and trading expenses. Any excess proceeds that are calculated to be a negative amount may be deducted from future excess fees to be payable to the Company, if any. Total excess proceeds are to be paid on a quarterly basis. Trading fee revenue from transactions with the Trading Trust are recognized when all conditions for the transfer of ownership of a life insurance policy have been met and the funds owed to the current owner (seller) of the life insurance policy have been funded to escrow, which includes an estimate of the excess proceeds.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”) (“ASU 2014-09”). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. All sources of revenue are excluded from the scope of ASU 2014-09, Topic 606, as all are within the scope of ASU 2014-11, Topic 860, "Transfers and Servicing."

Collateral Deposit and Letter of Credit

As a condition to be licensed by the state of Florida to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Florida, a licensee is required to post collateral equal to $100,000 with the Florida Department of Financial Services (DFS) Division of Treasury’s Bureau of Collateral Management (BCM) and maintain that for as long as the license is valid. As a result, the Company maintains a $100,000 Treasury Cash Deposit with the state of Florida. As of both March 31, 2024 and September 30, 2023, the Company had $100,000 as a collateral deposit with the State of Florida.

As a condition to be licensed by the state of Illinois to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Illinois, a licensee is required to demonstrate evidence of financial responsibility equal to $125,000 through either a surety bond executed and issued by an insurer authorized to issue surety bonds in this State or a deposit of cash, certificates of deposit or securities or any combination thereof, or irrevocable letter of credit. As a result, the Company maintains $125,000 in a reserve account as collateral for a letter of credit. As of March 31, 2024 and September 30, 2023, the company had $125,515 and $125,358 respectively, in restricted cash relative to the state of Illinois letter of credit.

As a condition to be licensed by the state of New Jersey to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of New Jersey, a licensee is required to deposit $125,000 in a custodial deposit account for the benefit of the New Jersey Department of Banking and Insurance ("DOBI"), and maintain that for as long as the license is valid. As a result, the Company maintains a $129,684 deposit account for the benefit of the state of New Jersey DOBI. As of March 31, 2024 and September 30, 2023, the Company had $129,684 and $127,775, respectively, in restricted cash relative to the state of New Jersey deposit.

F-8

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2024 and 2023

(unaudited)

Note 2. Summary of Significant Accounting Policies (continued)

Debt Issuance Cost

The Company has incurred costs in connection with the issuance of the beacon bonds. In accordance with FASB ASU 2015-03, Interest Imputation of Interest, debt issuance costs related to the sale of the beacon bonds are reported on the balance sheet as direct reduction of the associated debt balance.

Income Taxes

The Company is a disregarded entity for federal purposes and as such is not subject to income taxes. ASC Topic 740: Income Taxes (“ASC Topic 740”) also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Member is required to file income tax returns in the United States (federal) and certain state and local jurisdictions. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions and deductions would be sustained upon examination and does not anticipate any adjustments that would result in material changes to its financial position.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the methodology for calculating income taxes and clarifies single-member limited liability companies. One of the amendments of ASU 2019-12 specified that an entity is not required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority.

The Company’s policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of general and administrative expenses, respectively. There were no amounts recognized during the period.

Advertising Costs

Advertising costs of $802,655 and $688,546 for the six months ended March 31, 2024 and March 31, 2023, respectively, were expensed as incurred.

Stock Based Compensation

The Company measures compensation cost for all employee stock awards at their fair values on the date of grant. The fair value of stock-based awards is recognized as expense over the requisite service period using the straight-line method. The Company estimates the fair value of restricted stock awards based on the fair value of the Company’s common stock on the date of grant. Forfeitures are recognized as they occur.

Investment in Life Insurance Policies

ASC 325-30, Investments in Insurance Contracts, permits a reporting entity to account for its investments in life insurance policies using either the investment method or the fair value method. The Company has elected to use the investment method.  Under the Investment method, the Company records the value of the policy as the direct sale price, inclusive of all direct external fees and costs associated with the purchase.   All costs associated with keeping the policy enforced are also capitalized. Upon sale of the policy, a gain is recognized as revenue.

F-9

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2024 and 2023

(unaudited)

Note 2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In December 2023, FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (ASC 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose specific categories in the rate reconciliation, the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose income tax payments to international, federal, state and local jurisdictions, among other changes. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting guidance on the consolidated financial statements and related disclosures.

In March 2024, FASB issued ASU 2024-01, “Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”).  ASU 2024-01 adds an illustrative example to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether profits interest and similar awards (“profits interest awards”) should be accounted for in accordance with Topic 718, Compensation—Stock Compensation. The amendments in ASU 2024-01 are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The amendments in this ASU should be applied either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. If the amendments are applied retrospectively, an entity is required to provide the disclosures in paragraphs 250-10-50-1 through 50-3 in the period of adoption. If the amendments are applied prospectively, an entity is required to disclose the nature of and reason for the change in accounting principle. ASU 2024-01 is not expected to have a significant impact to the Company’s consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements—Amendments to Remove References to the Concepts Statements” (“ASU 2024-02”). In March 2024, the FASB issued ASU 2024-02 to remove references to various FASB Concepts Statements. The Board has a standing project on its agenda to address suggestions received from stakeholders on the Accounting Standards Codification and other incremental improvements to GAAP. This effort facilitates Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements. ASU 2024-02 is effective for annual periods beginning after December 15, 2024. Although early adoption is permitted for any fiscal year or interim period for which financial statements have not yet been issued. ASU 2024-02 should be applied either retrospectively to all prior periods presented in the financial statements or prospectively to all new transactions recognized on or after the date that the entity first applies the amendments. ASU 2024-02 is not expected to have a significant impact to the Company’s consolidated financial statements when adopted.

Note 3. Life Insurance Policies

During the six months ended March 31, 2024 and March 31, 2023, the Company purchased one and six, respectively, of life insurance policies, which it intends to resell. As of both March 31, 2024 and September 30, 2023, the Company held three policies, which it intends to resell. As of March 31, 2024 and September 30, 2023, the carrying value of these policies was $38,959 and $79,362, respectively, with a total net death benefit of $314,000 and $700,000, respectively.  Estimated premium payments and servicing fees required to maintain our current portfolio of life insurance policies in force, for the next five years, assuming no mortalities, are as follows:

	Premiums	Servicing	Total
2024	$7,578	$1,800	$9,378
2025	5,846	1,800	7,646
2026	5,846	1,800	7,646
2027	5,846	1,800	7,646
2028	7,138	1,800	8,938
	$32,254	$9,000	$41,254

 A summary of our policies organized according to their life expectancy dates, grouped by year, as of the reporting date, is as follows:

	As of March 31, 2024			As of September 30, 2023
	Number of Policies	Carrying Value	Face Value	Number of Policies	Carrying Value	Face Value
2025	-	$-	$-	-	$-	$-
2026	-	-	-	-	-	-
2027	-	-	-	-	-	-
2028	-	-	-	-	-	-
2029	-	-	-	-	-	-
Thereafter	3	38,959	314,000	3	79,362	700,000
	3	$38,959	$314,000	3	$79,362	$700,000

F-10

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2024 and 2023

(unaudited)

Note 4. Commitments and Contingencies

Legal proceedings

In the ordinary course of business, the Company may be subject to litigation from time to time. There is no current, pending or, to our knowledge, threatened litigation or administrative action to which the Company is a party or of which LHL property is the subject (including litigation or actions involving our officers, directors, affiliates, or other key personnel) which in the Company’s opinion has, or is expected to have, a material adverse effect upon the Company’s business, prospects, financial condition or operations.

Letter of Credit

As of March 31, 2024, the Company has an unused letter of credit in the amount of $125,000, which was issued as a condition to be licensed by the state of Illinois to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Illinois. A licensee is required to demonstrate evidence of financial responsibility equal to $125,000. As a result, the Company maintains $125,000 in a reserve account as collateral for the letter of credit. As of March 31, 2024 and September 30, 2023, the Company had $125,515 and $125,358, respectively, in restricted cash.

Note 5. Related Party Transactions

LHLS has historically been responsible for financing the Company’s operations and indirectly pays for a portion of operating expenses. Management identifies the direct costs associated with the Company’s operations and estimates the allocation of remaining costs, based on management’s best estimates. These estimates are generally based on personnel cost allocations unless management has identified a basis more representative of the benefit derived by the Company and is applied to substantially all operating expenses.

Payroll expense allocated to the Company by the Member during the year consisted of the following:

	For the Six Months Ended March 31, 2024	For the Six Months Ended March 31, 2023
Salary expense	$1,010,511	$1,404,289
Insurance and benefits	68,956	83,673
Payroll taxes	71,121	100,265
Total compensation expense	$1,150,588	$1,588,227

During the six months ended March 31, 2024 and March 31, 2023, the Company received provider fee revenue from a funder, Silver Oaks LLC, which is owned and operated by LHLS’ Executive Vice President, Policy Acquisition and Trading, Matt Mracek. During the six months ended March 31, 2024, the Company originated one life insurance policy, with a net death benefit of $800,000, which Silver Oaks, LLC purchased. Terms of the purchase include a marketing fee in which the Company will earn a percentage of the net profits upon resale of the policy by Silver Oaks, LLC. On April 15, 2024, the policy was resold, and the Company received a marketing fee of $72,800. During the six months ended March 31, 2023, the Company originated one life insurance policy, with a net death benefit of $100,000, which Silver Oaks, LLC purchased. During the six months ended March 31, 2024 and March 31, 2023, the Company received provider fee revenue of $23,600 and $5,000, respectively from Silver Oaks, LLC. As of March 31, 2024 and September 30, 2023, the Company had $23,600 and $0 receivables due from Silver Oaks LLC.

During the six months ended March 31, 2024 and March 31, 2023, the Company received revenue from Merlion Park Trust, who also acts as a lender to LHLS, as well as an investor in the Series A Preferred stock. During the six months ended March 31, 2024, the Company originated 15 life insurance policies, with a combined net death benefit of $8.2 million for Merlion Park Trust. All 15 policies originated for the Merlion Park Trust were purchased by the Trading Trust. During the six months ended March 31, 2023, the Company originated 3 life insurance policies, with a combined net death benefit of $700,000 for Merlion Park Trust. During the six months ended March 31, 2024 and 2023, the Company received provider fee revenue of $0 and $19,500, respectively from Merlion Park Trust. During the six months ended March 31, 2024 and 2023, the Company received trading trust fee revenue of $125,319 and $0, respectively from Merlion Park Trust. As of March 31, 2024 and September 30, 2023, the Company had $65,181 and $33,000, respectively, in receivables from Merlion Park Trust. As of March 31, 2024 and September 30, 2023, the Company had $171,473 and $0 in payables due to Merlion Park Trust.

On November 3, 2023, LHLS purchased 824 shares of Class A Bonds (defined herein) for $762,150 from an investor.  LHLS purchased the shares for the purpose of selling the bonds prior to the maturity date. During the six months ended March 31, 2024, LHLS sold 108 shares to a third party investor. As of March 31, 2024, LHLS held 716 shares. During the six months ended March 31, 2024 and 2023 the Company paid LHLS interest of $23,345 and $0, respectively.  As of March 31, 2024 and September 30, 2023, the Company has $5,071 and $0, respectively, due to LHLS for bond interest.

F-11

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2024 and 2023

(unaudited)

Note 6. Beacon Bonds and other Long-Term Debt

On December 4, 2020, the Company filed an Offering Statement on Form 1-A with the Securities and Exchange Commission (“SEC”) to offer a maximum of $50.0 million in aggregate, of its 8.5% senior beacon bonds, or “Class A Bonds,” and its 6.5% senior beacon bonds, or “Class B Bonds,” collectively the “Initial Bonds” at a price of $1,000 per Bond. Sale of the Class B Bonds will be limited to a maximum of $30.0 million. On December 30, 2020, the offering was qualified by the SEC and re- qualified by the SEC February 1, 2022 and January 9, 2023 and continued offering the Initial Bonds through December 30, 2023. The Company commenced sales of the Initial Bonds in February 2021. As of the termination of the offering of the Initial Bonds, the Company sold 16,842 Class A Bonds and 8,199 Class B Bonds for an aggregate of approximately $25.0 million in gross proceeds. Gross bond sales by Class as of March 31, 2024 and September 30, 2023 are as follows:

	March 31, 2024	September 30, 2023
Class A 8.5% senior beacon bonds	$16,625,000	$16,567,000
Class B 6.5% senior beacon bonds	6,884,000	7,975,000
Total senior beacon bonds	$23,509,000	$24,542,000

The Initial Bonds were offered serially over a maximum period of three years starting from the date of qualification. Each series of Class A Bonds will mature on the fifth anniversary of the issuance date of such series and each series of Class B Bonds will mature on the third anniversary of the issuance date of such series.

Interest on the Bonds is paid monthly at a rate of 8.5% per annum, in the case of the Class A Bonds, and 6.5% per annum, in the case of the Class B Bonds.

The Initial Bonds were issued pursuant to an Indenture, dated February 3, 2021 and supplemented by that First Supplemental Indenture dated February 17, 2021 and that Second Supplemental Indenture dated December 21, 2022 (the “Indenture”), between the Company and UMB Bank, N.A., as trustee. The Indenture contains covenants that limit the Company’s ability to incur, or permit its subsidiaries to incur, third party indebtedness that would be senior to the Bonds, whether secured or unsecured, unless all of the net proceeds of such indebtedness, are used for the repayment of the Initial Bonds. Further, the Company is prohibited from selling any equity interest in any of its subsidiaries or causing any of its subsidiaries to issue new equity to any third party, unless the net proceeds of such sale or issuance are used for the repayment of the Initial Bonds. The Company is also required to maintain a bond service reserve equal to 3% of the net proceeds raised in the offering (the “Bond Service Reserve”), which will be used for payment of interest on the Bonds. The balance of the bond service reserve at March 31, 2024 and September 30, 2023 was $772,981 and $745,715, respectively. The funds subject to the Bond Service Reserve will be made available to the Company for general business purposes one year following the termination of the offering.

Bondholders may redeem their Class A Bonds at a price per Class A Bond equal to: (i) $915 plus any accrued but unpaid interest on the Bond if the notice is received on or between the dates that are 0 and 12 months following the date of issuance of the Bond to be redeemed; (ii) $920 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 13 months and on or before the date that is 24 months following the date of issuance of the Bond to be redeemed; (iii) $925 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 25 months and on or before the date that is 36 months following the date of issuance of the Bond to be redeemed; and (iv) $930 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 37 months and on or before the date that is 48 months following the date of issuance of the Bond to be redeemed; and (v) $935 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 49 months and on or before the date that is 60 months following the date of issuance of the Bond to be redeemed. Bondholders may redeem their Class B Bonds at a price per Bond of $915 plus any accrued but unpaid interest on the Bond.

F-12

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2024 and 2023

(unaudited)

Note 6. Beacon Bonds and other Long-Term Debt (continued)

The Company’s obligation to redeem the Initial Bonds in any given year pursuant to Bondholder requests for redemption is limited to 10% of the outstanding principal balance of the Bonds, in the aggregate, on the most recent of January 1st, April 1st, July 1st or October 1st of the applicable year while the offering is open, and January 1st of the applicable year, following the offering termination. In addition, any Bonds redeemed as a result of a Bondholder's right upon death, disability or bankruptcy, will be included in calculating the 10% Limit and will thus reduce the number of Bonds, in the aggregate, to be redeemed pursuant to the redemption. Bond redemptions will occur in the order that notices are received. Any redemptions in excess of the 10% Limit (not including death, disability or bankruptcy claims), will be carried over to the next calendar year and redeemed at such time unless such carryover redemptions would exceed the 10% Limit for the new calendar year in which case they will be carried over to successive calendar years until redeemed; provided, however that if, during the pendency of the Offering, the 10% Limit is adjusted upward at the beginning of any succeeding calendar quarter, then such carried over redemptions will be redeemed as of such adjustment to extent they do not exceed the then in effect 10% Limit. As of March 31, 2024, the Company has redeemed a total of $217,000 Class A Bonds and $369,000 Class B Bonds.

The Initial Bonds may be redeemed at the Company’s option at no penalty. The Company or the trustee will be required to offer to repurchase the Initial Bonds in the event of certain changes in control. Any such redemptions or repurchases will occur at a price equal to the then outstanding principal amount of the Initial Bonds, plus any accrued but unpaid interest.

As of March 31, 2024, the Company has raised $25.0 million in gross proceeds from the sale of the Initial Bonds. During the six months ended March 31, 2024, the Company has net contributions of $3.8 million of proceeds from our sole member, LHLS. As of March 31, 2024, the Company has capitalized $4.1 million of costs related to the Beacon Bond offering. These costs are amortized over the life of the bonds.

As of March 31, 2024 and September 30, 2023, our sole member, LHLS had $17.2 million and $13.4 million, respectively, of outstanding debt, which matures between 2024 and 2026. The Company is not an obligor on or guarantor of LHLS' debt. The Company anticipates that distributions of cash will be made from the Company to LHLS at least sufficient to pay expenses and liabilities of LHLS, as determined by LHLS.

On March 7, 2024, $946,000 of Class B Bonds with maturity dates of February 1, 2024 and March 1, 2024 were repaid. On April 16, 2024, $415,000 of Class B Bonds with a maturity date of April 1, 2024 were repaid and on April 29, 2024, $72,000 of Class B Bonds with a maturity date of May 1, 2024 were repaid. The Company has elected to extend maturities six months for Class B Bonds maturing on June 1, 2024 and beyond.

Future contractual maturities of the Company for the next five 12-month periods ending March 31, and thereafter are as follows:

2025	$4,822,000
2026	4,272,000
2027	8,898,000
2028	4,985,000
2029	532,000
Thereafter	-
$23,509,000

F-13

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2024 and 2023

(unaudited)

Note 6. Beacon Bonds and other Long-Term Debt (continued)

As a result of the initial $3.0 million raised in offering of the Bonds, LHLS repaid $1.0 million, plus interest during the six months ended March 31, 2021. Once $10.0 million in Bonds was raised, LHLS was required to make prepayments on its debt equal to one-third of the aggregate principal amount of Bonds, in excess of $10.0 million. However, LHLS senior lender deferred LHLS repayment of such amount. During both the six months ended March 31, 2024 and 2023, LHLS repaid $0 as a result of the $25.0 million raised in the Initial Offering.

Note 7. Fair Value Measures and Disclosures

In analyzing the fair value of its investments accounted for on a fair value basis, the Company follows the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company determines fair value based on quoted prices when available or, if quoted prices are not available, through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The fair value of cash, restricted cash, accounts receivable, and accounts payable, approximate their carrying value due to their short nature. The hierarchy followed defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter; depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

The Company reports Life Insurance Policies using the Investment Method. The fair value of policies is valued using unobservable inputs based on management’s assumption of the current market valuation (Level 3). Where possible, the Company uses historical sales of similar policies to determine valuation to minimize risks in assessing fair value of policies.

The Company records Beacon Bonds Payable at carrying value.  The fair value of Beacon Bonds payable is valuated using measurable inputs at the time of sale (Level 2).

The outstanding balance and estimated fair value of the Company’s Life Insurance Policies and Beacon Bonds are as follows:

	March 31, 2024		September 30, 2023
	Outstanding Balance	Estimated Fair Value	Outstanding Balance	Estimated Fair Value
Life Insurance Policies	$38,959	$60,600	$79,362	$153,000

Beacon Bonds, net	$21,449,868	$23,509,000	$22,160,908	$24,542,000

F-14

Lighthouse Life Capital, LLC

Notes to the Consolidated Financial Statements

For the Six Months Ended March 31, 2024 and 2023

(unaudited)

Note 8. Concentrations

The Company has received revenue from one investor who also acts as a lender to LHLS and investor in the Series A Preferred, which in turn supports the operations of the Company. The investor had a right of first refusal for the purchase of all life insurance policies originated by Lighthouse Life Solutions, LLC that meet certain criteria as determined by the trustee acting in a fiduciary capacity as trustee on behalf of the investor, in exchange for a fee. This right of first refusal remained active until June 1, 2023.

The Company typically earns revenue primarily from one product/service. For the six months ended March 31, 2024, the Company received 69% of all revenue from three funders. As of March 31, 2024, these funders represented 29%, 26% and 14% of all revenue.  For the six months ended March 31, 2023, the Company received 53% of its total revenue from three funders. For the six months ended March 31, 2023, those funders represented 23%, 18% and 12% of the Company's revenue.

Note 9. Subsequent Events

On June 11, 2024, LHLS filed a Third Amended and Restated Certificate of Incorporation which authorized the issuance of 55,000 shares of common stock, $0.0001 par value and 70,000 shares of preferred stock, $0.0001 par value.

On June 10, 2024, LHLS entered into an Exchange Agreement with Brighton LH Trustees, LLC in which all outstanding notes payable due to Brighton LH Trustees, LLC were exchanged for 1,864.46 shares of Series A-2 Preferred Stock and a warrant to purchase shares of the capital stock of LHLS. In addition, on June 11, 2024, Brighton LHL Trustees, LLC purchased 600 shares of Series A-2 Preferred Stock of LHLS for $6.0 million. The Series A-2 Preferred Stock has similar terms to the Series A Preferred.

The Company has evaluated subsequent events through June 26, 2024, which is through the date of this filing. Adjustments or additional disclosures, if any, have been included in these financial statements.

F-15

Item 4. Exhibits

Exhibit Number	Exhibit Description
(2)	Amended and Restated Limited Liability Company Agreement of Lighthouse Life Capital, LLC, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 1-U filed on February 8, 2021

(3)(a)	Form of Indenture between Lighthouse Life Capital, LLC and UMB Bank, N.A., incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 1-U filed on January 13, 2021

(3)(b)(1)

First Supplemental Indenture, dated as of February 17, 2021, between Lighthouse Life Capital, LLC and UMB Bank, N.A., incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(3)(b)(2)

Second Supplemental Indenture, dated as of December 21, 2022, between Lighthouse Life Capital, LLC and UMB Bank, N.A., incorporated by reference to the Company’s Post-Qualification Amendment to its Offering Statement on Form 1-A filed on December 28, 2022.

(3)(c)	Form of Class A Bond, as amended, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(3)(d)	Form of Class B Bond, as amended, incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 1-U filed on February 18, 2021

(4)	Subscription Agreement, incorporated by reference to the Company’s Offering Statement on Form 1-A filed on December 15, 2020

(6)

Amended and Restated Letter Agreement between Lighthouse Life Solutions, LLC and Brighton LH Trustees, LLC dated September 24, 2020, incorporated by reference to Exhibit 6 to the Company’s Offering Statement on Form 1-A filed on December 4, 2020

(9)	Letter of BBD, LLP addressed to the Securities and Exchange Commission, dated June 2, 2021; incorporated by reference to Exhibit 9.1 to the Company’s Current Report on Form 1-U filed on June 2, 2021

6

SIGNATURES

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Lighthouse Life Capital, LLC, a Delaware limited liability company

Date: June 26, 2024	By:	/s/ Michael D. Freedman
	Name:	Michael D. Freedman
	Its:	Chief Executive Officer (Principal Executive Officer)

Date: June 26, 2024	By:	/s/ Jennifer Felice Breen
	Name:	Jennifer Felice Breen
	Its:	Chief Financial Officer (Principal Financial and Accounting Officer)

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